Exhibit 4.24

Dear Mr. Schatz,

In addition to your employment contract with our Company dated May 1, 1993, and the addendum to your employment contract dated                         , we hereby clarify:

1.	The term “Company” in the “Change of Control” definition of your employment contract refers to QIAGEN N.V.

QIAGEN GmbH

Represented by the sole shareholder QIAGEN N.V.

I agree with the above provision:

/s/ Peer M. Schatz            , dated         October 9, 2003

    Peer M. Schatz

Employee